Acquire Skills and Knowledge Education Inc.
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the Period June 11, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:		
Net loss	$ (6,561)	$ (10,051)
Adjustments to reconcile net loss to net cash used in operatting activities:		
Stock-based compensation	-	6,900
Changes in operating assets and liabilities:	-	-
Net cash used in operating activities	(6,561)	(3,151)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
		-
Proceeds from sale of stock under Reg CF	8,522	-
Proceeds from related party loan	4,978	3,151
Net cash provided by financing activities	13,500	3,151
Net cash increase for period	6,939	-
Cash at beginning of period	-	-
Cash at end of year	$ 6,939	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -